UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

APP PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

00202H108

(CUSIP Number)

Steven H. Hassan
10182 Culver Boulevard
Culver City, California
USA, 90232

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 6, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00202H108	SCHEDULE 13D/A	Page 2 of 14

1	NAME OF REPORTING PERSONS Dr. Patrick Soon-Shiong I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Intructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 117,948
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 129,992,403
EACH REPORTING	9	SOLE DISPOSITIVE POWER 117,948
PERSON WITH	10	SHARED DISPOSITIVE POWER 129,992,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,110,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 00202H108	SCHEDULE 13D/A	Page 3 of 14

1	NAME OF REPORTING PERSONS Steven H. Hassan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Intructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 129,992,403
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 129,992,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,992,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 00202H108	SCHEDULE 13D/A	Page 4 of 14

1	NAME OF REPORTING PERSONS Themba 2005 Trust I I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Intructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cook Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 38,399,338
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 38,399,338
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,399,338
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 00202H108	SCHEDULE 13D/A	Page 5 of 14

1	NAME OF REPORTING PERSONS Themba 2005 Trust II I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Intructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cook Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 38,399,338
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 38,399,338
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,399,338
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 00202H108	SCHEDULE 13D/A	Page 6 of 14

1	NAME OF REPORTING PERSONS California Capital Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Intructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 36,814,379
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 36,814,379
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,814,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 00202H108	SCHEDULE 13D/A	Page 7 of 14

1	NAME OF REPORTING PERSONS Themba LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Intructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 36,814,379
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 36,814,379
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,814,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D/A

Explanatory Notes:  This Amendment to Schedule 13D (this “Amendment”) is being filed by Dr. Patrick Soon-Shiong and the other Reporting Persons identified herein, and amends the Schedule 13D filed by them with the Securities and Exchange Commission on May 1, 2006, in respect of the common stock, par value $0.001 per share, of Abraxis BioScience, Inc., the predecessor to APP Pharmaceuticals, Inc. (the “Schedule 13D”).  The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

Item 1.  Security and Issuer

The disclosure in Item 1 is hereby amended and restated to read in its entirety as follows:

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”) of APP Pharmaceuticals, Inc., a Delaware corporation (the “Company”).   The address of the principal executive office of the Company is 1501 East Woodfield Road, Suite 300 East, Schaumburg, Illinois 60173.

Item 2.  Identity and Background

       The disclosure in Item 2 is hereby amended and restated to read in its entirety as follows:

(a)
This statement is being filed on behalf of Dr. Patrick Soon-Shiong; Mr. Steven H. Hassan; The Themba 2005 Trust I (“Themba I”), a trust established under the laws of the Cook Islands; The Themba 2005 Trust II (“Themba II”), a trust established under the laws of the Cook Islands; California Capital Limited Partnership (“CA Capital”), a limited partnership established under the laws of the State of California; and Themba LLC (“Themba LLC”), a limited liability company established under the laws of the State of California.  Dr. Soon-Shiong, Mr. Hassan, Themba I, Themba II, CA Capital and  Themba LLC  are referred to herein as the “Reporting Persons.”

(b)
The principal business address of Themba I, Themba II, CA Capital, and Themba LLC, is 10182 Culver Boulevard, Culver City, California 90232.  The business address of Dr. Soon-Shiong, is 11755 Wilshire Blvd., Suite 2000, Los Angeles, CA  90025 and the business address of  Mr. Hassan is 10182 Culver Boulevard, Culver City, California 90232.

(c)
Dr. Soon-Shiong is the Chairman and Chief Executive Officer of Abraxis BioScience, Inc.  Mr. Hassan is an independent certified public accountant.  He is also the manager of Themba LLC, and a trustee of Themba I and Themba II.  Themba I and Themba II are trusts for the benefit of Dr. Soon-Shiong and members of his family.  Themba I and Themba II hold shares of Common Stock, directly and indirectly.  Themba I also holds a 49.5% partnership interest in CA Capital; Themba II also holds a 49.5% partnership interest in CA Capital.  The principal business of CA Capital is the holding of shares of Common Stock.  The principal business of Themba LLC is acting as the general partner of CA Capital (of which Themba LLC owns a 1% general partnership interest).  50% of the membership interests of Themba LLC are owned by Themba I and 50% of the membership interests of Themba LLC are owned by Themba II.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f)	Dr. Soon-Shiong and Mr. Hassan are both citizens of the United States.

Item 4.   Purpose of Transaction

The disclosure in Item 4 is hereby amended to include the following:

On July 6, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fresenius SE, a societas europaea organized under the laws of Germany (“Parent”), Fresenius Kabi Pharmaceuticals Holding, LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of Parent (“Holdco”), and Fresenius Kabi Pharmaceuticals, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Holdco (“Sub”).  Pursuant to and subject to the terms and conditions of the Merger Agreement, Sub will merge with and into the Company (the “Merger”), with the Company remaining as the surviving entity in the Merger and becoming a direct, wholly-owned subsidiary of Holdco and an indirect, wholly-owned subsidiary of Parent.  In the Merger, each of the outstanding shares of Common Stock  will be converted into the right to receive $23.00 per share in cash and one contingent value right newly-issued by Holdco (“CVR”).  As a result of the Merger, the current members of the Board of Directors of the Company will cease to be directors of the Company, the existing indebtedness of the Company will be repaid in full and the Company will incur new indebtedness in an amount to be determined by Parent, a significant portion of which will be used to pay the merger consideration, the Company’s certificate of incorporation will be amended and restated to be in a form determined by Parent and the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934 will be terminated.

As a condition to the willingness of Parent, Holdco and Sub to enter into the Merger Agreement, and as an inducement and in consideration therefore, Parent, Holdco and Sub required that the Reporting Persons and certain related entities enter into, and the Reporting Persons and those related entities entered into, a Written Consent and Voting Agreement with Parent, Holdco and Sub, dated as of July 6, 2008 (the “Voting Agreement”).

Pursuant to the Voting Agreement, the Reporting Persons and related entities executed a written consent  adopting the Merger Agreement and approving the transactions contemplated by the Merger Agreement, including the Merger, in respect of an aggregate of 130,110,351 shares of Common Stock, or approximately 81.1% of the outstanding shares of Common Stock.

Item 5.    Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

(a), (b) and (d) Dr. Soon-Shiong is the beneficial owner of, and has the sole power to vote and dispose of, 117,948 shares of Common Stock.  Dr. Soon-Shiong is a protector of the Themba I and Themba II trusts and is a trustee of various grantor annuity trusts (of which his family members are beneficiaries) and, as such, he may also be deemed to be the beneficial owner of, and to share the power to vote and dispose of, an additional 129,992,403 shares of Common Stock comprised of 38,399,338 shares of Common Stock described below as being beneficially owned by Themba I, 38,399,338 shares of Common Stock described below as being beneficially owned by Themba II, 36,814,379 shares of Common Stock described below as being beneficially owned by CA Capital and Themba LLC, 13,218,114 shares of Common Stock beneficially owned by the grantor annuity trusts, and 3,161,234 shares of Common Stock beneficially owned by RSU Plan LLC (a limited liability company of which Themba I, Themba II, CA Capital and another investor are members and of which Mr. Hassan is the manager).  The 117,948 shares of Common Stock that Dr. Soon-Shiong beneficially owns and the additional 129,992,403 shares of Common Stock that Dr. Soon-Shiong may beneficially own represent a total of 81.1% of the outstanding shares of Common Stock.

In his capacity as trustee of Themba I and Themba II, manager of Themba LLC (the general partner of CA Capital), a trustee of the grantor annuity trusts and manager of RSU Plan LLC, Mr. Hassan may be deemed to  beneficially own, and may be deemed either to share the power to vote and dispose of, or to have the sole power to vote and dispose of, 129,992,403 shares of Common Stock comprised of 38,399,338 shares of Common Stock described below as being beneficially owned by Themba I, 38,399,338 shares of Common Stock described below as being beneficially owned by Themba II, 36,814,379 shares of Common Stock described below as being beneficially owned by CA Capital and Themba LLC, 13,218,114 shares of Common Stock beneficially owned by the grantor annuity trusts, and 3,161,234 shares of Common Stock beneficially owned by RSU Plan LLC.  These 129,992,403 shares of Common Stock represent in the aggregate approximately 81.0% of the outstanding shares of Common Stock.

Themba I may be deemed to be the beneficial owner of, and may be deemed either to share the power to vote and dispose of, or to have the sole power to vote and dispose of, 38,399,338 shares of Common Stock, representing approximately 23.9% of the outstanding shares of Common Stock.

Themba II may be deemed to be the beneficial owner of, and may be deemed either to share the power to vote and dispose of, or to have the sole power to vote and dispose of, 38,399,338 shares of Common Stock, representing 23.9% of the outstanding shares of Common Stock.  3,500,000 of these shares of Common Stock are held through Themba Credit LLC, all of the membership interests of which are held by Themba II and of which Mr. Hassan and another person are the sole managers.

Themba LLC is the general partner of CA Capital, and both may be deemed to be the beneficial owner of, and both may be deemed to share the power to vote and dispose of, the 36,814,379 shares of Common Stock owned by CA Capital, representing approximately 22.9% of the outstanding shares of Common Stock.

(c)    On July 6, 2008 each of Themba I and Themba II gifted an aggregate of 1,001,768 shares of Common Stock to various not-for profit organizations.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issue

The disclosure in Item 6 is hereby amended to include the following:

Pursuant to the Voting Agreement, the Reporting Persons and related entities executed a written consent  adopting the Merger Agreement and approving the transactions contemplated by the Merger Agreement, including the Merger, in respect of an aggregate of 130,110,351 shares of Common Stock, or approximately 81.1% of the outstanding shares of Common Stock.   In addition, under the Voting Agreement the Reporting Persons agreed that, until the earlier of the termination of the Merger Agreement or the effective time of the Merger, they would:

•	vote their shares in favor of the adoption of the Merger Agreement and against any alternative transaction proposal; and

•	not to transfer any of the shares of Common Stock, subject to limited exceptions.

The Voting Agreement also prohibits the Reporting Persons from soliciting, or engaging in any negotiations with a third party regarding, any alternative acquisition proposals, provided that the Reporting Persons may conduct negotiations with a third party if the Board of Directors of the Company is permitted to engage in discussions with that third party under the Merger Agreement.  The Voting Agreement will terminate on the earlier of (i) the effective time of the Merger, (ii) the effectiveness of any amendment, modification or supplement to, or waiver under, the Merger Agreement which amendment, modification, supplement or waiver would reduce the amount of merger consideration payable in the Merger, unless consented to in writing by each Reporting Person, and (iii) the date that the Merger Agreement is terminated.

This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the terms of the Voting Agreement, which is an Exhibit to this statement.

The last paragraph of the disclosure in Item 6 is hereby amended and restated to read in its entirety as follows:

PLEDGES

3,500,000 shares of Common Stock beneficially owned by Themba II and held through Themba Credit LLC have been pledged as collateral to Merrill Lynch Bank USA for a loan made to Themba Credit LLC pursuant to a loan and security agreement between Themba Credit, LLC, Merrill Lynch Bank USA and Merrill, Lynch, Pierce, Fenner & Smith Incorporated.

36,814,379 shares of Common Stock beneficially owned by CA Capital and Themba LLC have been pledged as collateral to an affiliate of Goldman Sachs & Co. for a loan made to CA Capital pursuant to a loan agreement between CA Capital and an affiliate of Goldman Sachs & Co.

Item 7.   Material to Be Filed as Exhibits

1.
Written Consent and Voting Agreement, dated as of July 6, 2008, by and among Fresenius SE, a societas europaea organized under the laws of Germany (“Parent”), Fresenius Kabi Pharmaceuticals Holding LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of Parent (“Holdco”), Fresenius Kabi Pharmaceuticals LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Holdco (“Sub”), and the Stockholders named therein (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on July 7, 2008).

2.	Joint Filing Agreement dated July 10, 2008, by and among Dr. Soon-Shiong, Mr. Hassan, Themba I, Themba II, CA Capital and Themba LLC.

SIGNATURE

    After reasonable inquiry and to the best of the knowledge of the undersigned, the information set forth in this statement is true, complete and correct.

Date:  July 10, 2008

/s/ Patrick Soon-Shiong
Patrick Soon-Shiong

/s/ Steven H. Hassan
Steven H. Hassan

THE THEMBA 2005 TRUST I

By:	/s/ Steven H. Hassan
Steven H. Hassan, Trustee

THE THEMBA 2005 TRUST II

By:	/s/ Steven H. Hassan
Steven H. Hassan, Trustee

CALIFORNIA CAPITAL LIMITED PARTNERSHIP

By:	Themba LLC, its general partner

By:	/s/ Steven H. Hassan
Name: Steven H. Hassan
Title: Manager

THEMBA LLC

By:	/s/ Steven H. Hassan
Name: Steven H. Hassan
Title: Manager

Exhibits

1.
Written Consent and Voting Agreement, dated as of July 6, 2008, by and among Fresenius SE, a societas europaea organized under the laws of Germany (“Parent”), Fresenius Kabi Pharmaceuticals Holding LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of Parent (“Holdco”), Fresenius Kabi Pharmaceuticals LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Holdco (“Sub”), and the Stockholders named therein (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on July 7, 2008).

2.	Joint Filing Agreement dated July 10, 2008, by and among Dr. Soon-Shiong, Mr. Hassan, Themba I, Themba II, CA Capital and Themba LLC.